RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

At December 31($000)	2005	2004

ASSETS
Current
Cash	$ 47,055	$ 634
Accounts receivable	359,594	360,696
Inventories	474,034	553,915
Prepaid expenses and other assets	7,010	7,069
Income taxes receivable	304	5,996
Discontinued operations	-	9,483

	887,997	937,793

Property, Plant and Equipment	181,841	180,655
Assets Held For Sale	5,085	6,291
Deferred Financing Charges	7,240	8,357
Goodwill	9,205	9,205
Future Income Tax Assets	994	1,614
Other Assets	2,821	2,566

	$ 1,095,183	$ 1,146,481

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$ 2,098	$ 33,242
Accounts payable and accrued liabilities	312,937	348,166
Income taxes payable	5,588	60,049
Discontinued operations	2,386	9,403

	323,009	450,860

Other Accrued Liabilities	15,210	11,440
Long-Term Debt	204,033	210,630
Pensions and Benefits	8,949	10,146
Future Income Tax Liabilities	5,285	6,831

	556,486	689,907

Shareholders' Equity	538,697	456,574

	$ 1,095,183	$ 1,146,481

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

	Quarters Ended		Years Ended
	December 31,		December 31,
($000, except per share data)	2005	2004	2005	2004

Revenues	$ 646,908	$ 623,274	$ 2,615,246	$ 2,412,502
Cost of sales and operating expenses	586,066	550,070	2,413,705	2,089,391

Earnings before the following	60,842	73,204	201,541	323,111
Restructuring	(620)	682	(1,140)	3,632
Debt restructuring costs	-	546	-	13,718
Interest expense, net	3,647	4,317	17,529	20,024

Earnings before income taxes	57,815	67,659	185,152	285,737
Provision for income taxes	(15,999)	(21,885)	(60,374)	(105,268)

Earnings from continuing operations	41,816	45,774	124,778	180,469
Loss from discontinued operations	-	(2,244)	(62)	(2,623)

Net earnings for the period	41,816	43,530	124,716	177,846

Retained earnings --

Dividends on preferred shares	-	-	-	(611)

Earnings available to common shareholders	41,816	43,530	124,716	177,235
Dividends on common shares	(12,662)	(8,723)	(45,434)	(25,004)
Retained earnings, beginning of the period	312,861	227,926	262,733	110,502

Retained earnings, end of the period	$ 342,015	$ 262,733	$ 342,015	$ 262,733

Basic earnings per common share
- continuing operations	$ 0.83	$ 0.92	$ 2.47	$ 3.70

Basic earnings per common share	$ 0.83	$ 0.87	$ 2.47	$ 3.64

Diluted earnings per common share
- continuing operations	$ 0.81	$ 0.91	$ 2.42	$ 3.61

Diluted earnings per common share	$ 0.81	$ 0.86	$ 2.42	$ 3.56

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

	Quarters ended		Years ended
	December 31,		December 31,
($000)	2005	2004	2005	2004

Operating activities
Earnings from continuing operations	$ 41,816	$ 45,774	$ 124,778	$ 180,469
Depreciation and amortization	4,923	4,738	19,158	18,598
Future income taxes	(2,073)	2,630	6,305	5,021
Gain (loss) on sale of fixed assets and assets held for sale	(56)	15	(1,972)	264
Stock-based compensation	84	67	1,309	804
Restructuring costs	-	2,051	-	2,051
Debt redemption costs	-	546	-	3,071

Cash from operating activities before working capital	44,694	55,821	149,578	210,278

Changes in non-cash working capital items
Accounts receivable	17,479	39,022	(2,368)	(122,814)
Inventories	(27,754)	(94,580)	76,475	(260,898)
Accounts payable and accrued liabilities	36,728	11,322	(32,189)	128,473
Current income taxes	575	9,379	(55,644)	54,711
Other	(1,266)	(1,412)	51	(2,075)

Change in non-cash working capital	25,762	(36,269)	(13,675)	(202,603)

Cash from operating activities	70,456	19,552	135,903	7,675

Financing activities
(Decrease) increase in bank borrowing	(17,421)	1,237	(31,144)	(44,851)
Issue of common shares	276	224	4,385	54,439
Dividends on common shares	(12,662)	(8,723)	(45,434)	(25,004)
Dividends on preferred shares	-	-	-	(611)
Deferred financing costs	(150)	(1,958)	(338)	(9,117)
Issuance of long-term debt	-	-	-	235,200
Repurchase of long-term debt	-	-	-	(184,715)
Redemption of preferred shares	-	-	-	(30,000)

Cash used in financing activities	(29,957)	(9,220)	(72,531)	(4,659)

Investing activities
Purchase of fixed assets	(10,163)	(7,026)	(26,463)	(25,394)
Proceeds on sale of fixed assets	182	278	1,644	849
Proceeds from assets held for sale and sale of businesses	-	1,475	5,869	3,675
Other	(3,125)	(2,898)	(4,443)	305

Cash used in investing activities	(13,106)	(8,171)	(23,393)	(20,565)

Discontinued operations
Operating activities	-	(1,412)	(62)	(1,174)
Investing activities	-	(115)	6,504	349

Cash from (used in) discontinued operations	-	(1,527)	6,442	(825)

Increase (decrease) in cash	27,393	634	46,421	(18,374)
Cash position, beginning of the period	19,662	-	634	19,008

Cash position, end of the period	$ 47,055	$ 634	$ 47,055	$ 634